Exhibit 10.44

October 9, 2001

Mr. Everett F. (“Jeff”) Jefferson

5914 Country Club Pkwy

San Jose, CA  95138

Dear Jeff:

On behalf of the Fresh Choice Board of Directors, I would like to offer you the following employment agreement which supercedes all previous employment agreements, either verbal or in writing, between you and Fresh Choice, Inc.  The terms of the employment agreement are as follows:

1.     Employment as President and Chief Executive Officer of Fresh Choice, Inc. for a period of five years commencing as of Tuesday, August 14, 2001 and ending on Friday, August 11, 2006.

2.     Upon your termination of employment at the completion of the five year employment period you will be paid a total of one year’s salary at your then current base salary rate, payable in one lump sum.

3.     Your current compensation, including base salary, car allowance, and incentive pay, will remain as currently structured during this employment period subject to periodic review by Fresh Choice’s Board of Directors and/or Compensation Committee.

4.     You will receive an option to purchase 100,000 shares of Fresh Choice common stock at $2.90 per share, which was the closing price on August 14, 2001 as reported by the NASDAQ National Market.  This stock option will vest over a four-year period (20% vested at the end of the first year and then 1/48th each month thereafter).

5.     In the event the Company terminates your employment without cause prior to August 11, 2006 you will be paid a total of one year’s base salary (lump sum) as “severance”.  During the one year severance period if you choose to elect COBRA continuation coverage pursuant to federal law, Fresh Choice shall pay a portion of the COBRA premiums equal to the dollar amount the Company paid towards your health care at the time of your termination.

Employment terminated by the Company without cause is defined as: 1) a layoff approved by the Chairman of the Board;  or (2) your voluntary or involuntary termination in the event of a “Transfer of Control”1.  Severance is not applicable for all other separations of employment, including but not necessarily limited to voluntary resignations, mutually agreeable separations, or separations for performance issues or any other separation for cause.  If your employment is voluntarily or involuntarily terminated due to a Transfer of Control, your outstanding stock options will vest immediately.

1 Transfer of Control shall mean an Ownership Change in which the shareholders of the Control Company before such Ownership Change do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Control Company

6.     In the event you terminate your employment prior to August 11, 2006, you agree to provide Fresh Choice six months advance notice.  In return for your six months advance notice of termination and provided you are continuously employed by Fresh Choice for a period of one year from August 14, 2001,  Fresh Choice will pay you $75,000 gross sum to assist you with your relocation expenses.  The only other compensation due you upon your voluntary resignation will be payment of your base salary and accrued vacation up through your termination date.

7.     In the event of any dispute, claim or controversy arising out of or in any way related to this employment agreement, the interpretation of this employment agreement or the alleged breach thereof, such dispute, claim or controversy shall be submitted by the parties to binding arbitration provided by the American Arbitration Association in Santa Clara County, California.

If the above employment agreement is acceptable to you, please sign below indicating your acceptance.  Before accepting the terms of this employment agreement, you are welcome to have the agreement reviewed by your own counsel.  If you have any questions about this agreement, please let me know.

Sincerely,

/S/ Charles A. Lynch

Charles A. Lynch

Chairman of the Board

ACCEPTANCE:	/S/ Everett F. Jefferson	October 9, 2001
	Everett F. (“Jeff”) Jefferson	Date